Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated September 27, 2017 and the related Letter of Transmittal, as they may be amended or supplemented from time to time. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance of offers to sell Shares would not be in compliance with the laws of that jurisdiction. If Greenhill (as defined below) becomes aware of any such jurisdiction where the making of the Offer or the acceptance of Shares pursuant to the Offer is not in compliance with applicable law, Greenhill will make a good faith effort to comply with the applicable law. If, after such good faith effort, Greenhill cannot comply with the applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the stockholders residing in such jurisdiction. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Greenhill by the

Dealer Manager (as defined below), or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Notice of Offer to Purchase for Cash

by

of

Up to 9,000,000 Shares of Its Common Stock

At a Purchase Price of $17.00 Per Share

Greenhill & Co., Inc. (“Greenhill”) is offering to purchase for cash up to 9,000,000 shares of its Common Stock, par value $0.01 per share (the “Shares”), at a price of $17.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest (the “Purchase Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 27, 2017 (the “Offer to Purchase”) and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON OCTOBER 25, 2017, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).

Upon the terms and subject to the conditions of the Offer, promptly after the Expiration Date, Greenhill will pay the Purchase Price, subject to the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, for Shares properly tendered in the Offer and not properly withdrawn, and accepted for payment, taking into account the number of Shares tendered pursuant to the Offer. However, because of the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, all of the Shares tendered may not be purchased if more than 9,000,000 Shares are properly tendered and not properly withdrawn. Shares tendered but not purchased in the Offer will be returned to the tendering stockholders at Greenhill’s expense promptly after the Expiration Date.

The Offer is not conditioned on any minimum number of Shares being tendered. The Offer, however, is subject to other conditions set forth in the Offer to Purchase, including a condition that Greenhill receive satisfactory financing.

As of September 25, 2017, Greenhill had 29,638,437 issued and outstanding Shares (and 5,560,299 Shares reserved for issuance upon vesting of all outstanding restricted stock units (“RSUs”) and 1,176,470 shares expected to be issued under certain pre-existing subscription agreements with Greenhill’s Chairman, Robert F. Greenhill, and Greenhill’s Chief Executive Officer, Scott L. Bok, which are described in the Offer to Purchase). If the Offer is fully subscribed, the Offer will result in the repurchase by Greenhill of 9,000,000 Shares, which would represent approximately 30% of its issued and outstanding Shares, or 25% of its outstanding Shares on a fully diluted basis.

GREENHILL’S BOARD OF DIRECTORS HAS AUTHORIZED THE OFFER. HOWEVER, NONE OF GREENHILL, THE MEMBERS OF ITS BOARD OF DIRECTORS, GREENHILL & CO., LLC (THE “DEALER MANAGER”), GEORGESON LLC (THE “INFORMATION AGENT”) OR AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC (THE “DEPOSITARY”), MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING YOUR SHARES. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER. PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE OFFER, YOU SHOULD READ CAREFULLY THE INFORMATION IN THE OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL, INCLUDING THE PURPOSES AND EFFECTS OF THE OFFER. YOU SHOULD DISCUSS WHETHER TO TENDER YOUR SHARES WITH YOUR BROKER, IF ANY, OR OTHER FINANCIAL OR TAX ADVISOR.

The Offer is part of a leveraged recapitalization initiated by Greenhill to put in place a capital structure Greenhill believes will enhance long-term shareholder value in the context of its current equity valuation, current tax rates and current opportunities in the credit market. The recapitalization consists of new debt financing (as described in the Offer to Purchase, the “Financing Arrangements”), the Chairman and CEO purchases described above, the repayment of Greenhill’s outstanding bank debt, the focusing of future cash flows to repay the Financing Arrangements, the Offer and additional repurchases of Shares after completion of the Offer (together the “Recapitalization”).

The Recapitalization is intended to create value by replacing after-tax dividends with pre-tax debt service and redirecting market focus to long term value creation. Greenhill expects that the net proceeds from the Financing Arrangements will be used to repay all of Greenhill’s existing bank debt, to help fund the repurchase of Shares under the Offer, and to help fund any additional repurchases of Shares. Further, following payment of Greenhill’s previously announced quarterly dividend on September 27, 2017, Greenhill expects to substantially reduce or eliminate its quarterly dividend in order to improve tax efficiency and fund future repayment of debt. Greenhill expects that growth in earnings per share will be bolstered by the reduction in outstanding Shares through the Offer and other potential repurchases.

Upon the terms and subject to the conditions of the Offer, including the provisions relating to “odd lot” priority, proration and conditional tender described in the Offer to Purchase, Greenhill will purchase up to 9,000,000 Shares (or such greater amount as it may elect to purchase, subject to applicable law) properly tendered and not properly withdrawn before the Expiration Date. If more than 9,000,000 Shares (or such greater amount as Greenhill may elect to purchase, subject to applicable law) are properly tendered and not properly withdrawn, Greenhill will purchase Shares in the following order of priority:

•	First, Greenhill will purchase all odd lots of less than 100 Shares from stockholders who properly tender all of their Shares and who do not properly withdraw them before the Expiration Date (tenders of less than all of the Shares owned, beneficially or of record, by such Odd Lot Holder (as defined in the Offer to Purchase) will not qualify for this preference);

•	Second, after purchasing all the odd lots that were properly tendered and not properly withdrawn, Greenhill will purchase Shares from all other stockholders who properly tender Shares and who do not properly withdraw them before the Expiration Date (except for stockholders who tendered Shares conditionally for which the condition was not satisfied), on a pro rata basis, with appropriate adjustments to avoid purchases of fractional Shares, until Greenhill has purchased 9,000,000 Shares (or such greater amount as it may elect to purchase, subject to applicable law); and

•	Third, only if necessary to permit Greenhill to purchase 9,000,000 Shares (or such greater amount as it may elect to purchase, subject to applicable law), Greenhill will purchase Shares from stockholders who have properly tendered Shares conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose Shares are conditionally tendered must have properly tendered all of their Shares and not properly withdrawn them before the Expiration Date.

All Shares tendered and not purchased in the Offer will be returned to the tendering stockholders at Greenhill’s expense promptly following the Expiration Date. Greenhill expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 of the Offer to Purchase shall have occurred or shall be deemed by Greenhill to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension no later than 9:00 A.M., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. During any such extension, all Shares previously tendered and not validly withdrawn will remain subject to the Offer and to the right of a tendering stockholder to withdraw such stockholder’s Shares.

Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date. In addition, unless Greenhill has already accepted your tendered Shares for payment, you may withdraw your tendered Shares at any time after 11:59 P.M., New York City time, on November 22, 2017. For a withdrawal to be effective, a notice of withdrawal must be in writing, must be received in a timely manner by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If Shares have been tendered pursuant to the procedure for book-entry transfer described in Section 3 of the Offer to Purchase, the notice of withdrawal also must specify the name and the number of the account at DTC (as defined in the Offer to Purchase) to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures.

For purposes of the Offer, Greenhill will be deemed to have accepted for payment (and therefore purchased), subject to the “odd lot” priority, proration and conditional tender provisions of the Offer, Shares that are properly tendered and not properly withdrawn only when, as and if Greenhill gives oral or written notice to the Depositary of its acceptance of the Shares for payment in the Offer.

Payment for Shares tendered and accepted for payment in the Offer will be made promptly, subject to possible delay in the event of proration, but only after timely receipt by the Depositary of certificates for Shares or book-entry confirmation of Shares into the Depositary’s account at DTC, a properly completed and duly executed Letter of Transmittal (or an Agent’s Message (as defined in the Offer to Purchase)) and any other documents required by the Letter of Transmittal.

Stockholders desiring to tender Shares under the Offer must follow the procedures set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal. Stockholders desiring to tender their Shares pursuant to the Offer but whose certificates are not immediately available, or who are unable to complete the procedure for book-entry transfer or to make delivery of all required documents to the Depositary before the Expiration Date, may still tender their Shares by complying with the procedures set forth in Section 3 of the Offer to Purchase for tendering by Notice of Guaranteed Delivery.

Greenhill will decide, in its reasonable discretion, all questions as to the number of Shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and each such decision will be final and binding on all persons participating in the Offer, subject to such Offer participants disputing such determination in a court of competent jurisdiction. None of Greenhill, the Dealer Manager, the Information Agent, the Depositary or any other person will be obligated to give notice of any defects or irregularities in tenders, nor will any such person incur liability for failure to give any notice.

If you are a U.S. Holder (as defined in the Offer to Purchase), the receipt of cash for your tendered Shares generally will be treated for United States federal income tax purposes either as (a) a sale or exchange eligible for capital gain or loss treatment or (b) a distribution. If you are a Non-U.S. Holder (as defined in the Offer to Purchase), the payment of cash for your tendered Shares may be subject to United States federal income tax withholding unless one of certain exemptions applies. Stockholders are strongly encouraged to read the Offer to Purchase, in particular Sections 3 and 14, for additional information regarding the United States federal income tax consequences of participating in the Offer and should consult their tax advisors.

The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Copies of the Offer to Purchase, the Letter of Transmittal and other documents are available for free at the United States Securities and Exchange Commission’s website at www.sec.gov or at the investor information section of Greenhill’s website at www.greenhill.com. Additional copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other documents may be requested from the Information Agent at Greenhill’s expense at the address and telephone number set forth below. Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Call Toll-Free: 1-877-278-4775

Email: greenhill@georgeson.com

The Depositary for the Offer is:

American Stock Transfer & Trust Co., LLC

By First-Class, Registered or Certified Mail:	By Hand, Express Mail, Courier, or Other Expedited Service:
American Stock Transfer & Trust Co., LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219	American Stock Transfer & Trust Co., LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

The Dealer Manager for the Offer is:

Greenhill & Co., LLC

300 Park Avenue

New York, New York 10022

1-888-504-7336 (Toll-Free)

September 27, 2017